Exhibit 2

NUR MACROPRINTERS LTD.
12 Abba Hillel Silver Street
Lod, Northern Industrial Park
Israel

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
To be held on January 31, 2008
3:00 p.m.

To Our Shareholders:

        The annual meeting of shareholders of NUR Macroprinters Ltd. (referred to hereinafter as “NUR” or the “Company”) will be held at our offices at 12 Abba Hillel Silver Street, Lod, Northern Industrial Park, Israel on January 31, 2008 at 3:00 p.m., Israel time, and thereafter as it may be adjourned from time to time (the “Shareholders Meeting”).

        The agenda of the meeting will be as follows:

1. To elect five members of the Company’s Board of Directors to hold office until the next annual meeting of shareholders and until their respective successors are duly elected and qualified;

2. To reappoint Kost Forer Gabbay & Kasierer (a member of Ernst & Young Global) as the independent auditors of the Company for the fiscal year ended December 31, 2007, and to authorize our Board of Directors to approve the remuneration of the independent auditors in accordance with the volume and nature of their services;

3. To extend the term of the Company’s 1998 Share Option Plan for Non-Employee Directors for an additional ten-year term;

4. To approve an amendment to the Company’s Articles of Association and Memorandum of Association changing the name of the Company;

5. To approve the procurement of a “Runoff” liability insurance policy for the Company’s and the Company’s subsidiaries’ officers and directors;

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6. To receive a report in connection with the sale of the Company’s business to Hewlett-Packard Company;

7. To discuss NUR’s audited financial statements for the year ended December 31, 2006; and

8. To act upon any other matters that may properly come before the Shareholders Meeting or any adjournment(s) thereof.

        Our Board of Directors recommends that you vote in favor of the foregoing proposals, all of which are more fully described in the accompanying Proxy Statement.

        Only shareholders of record at the close of business on December 28, 2007 (the “Record Date”) are entitled to notice of, and to vote at, the Shareholders Meeting or any adjournment(s) thereof. On the Record Date, the Company had 72,710,505 issued and outstanding ordinary shares. Each ordinary share is entitled to one vote on each matter to be voted on at the Shareholders Meeting. The Company’s Amended and Restated Articles of Association do not provide for cumulative voting for the election of directors or for any other purpose.

        All the proposals, with the exception of Proposal 4, are ordinary proposals, which require the affirmative vote of a majority of the ordinary shares of the Company voted in person or by proxy at the Shareholders Meeting on the matter presented for passage. Under Israeli law, Proposal 4 requires the affirmative vote of 75% of the ordinary shares of the Company voted in person or by proxy at the Shareholders Meeting on the matter presented for passage. Proposal 5, as it applies to Messrs. Yuval Cohen and Hemi Raphael, requires that the affirmative vote of a majority of the ordinary shares of the Company voted in person or by proxy at the Shareholders Meeting on the matter presented for passage at the Meeting shall include at least one-third of the votes of the shareholders represented at the Meeting who do not have a personal interest in the matter (unless the total number of shares of the non-interested shareholders voting against the proposal, if any, does not represent more than one percent of the Company’s outstanding voting rights, in which case a simple majority of the voting rights represented at the Meeting is sufficient). The votes of all shareholders voting on a proposal are counted. Abstentions and broker non-votes will not be treated as either a vote “for” or “against” a proposal.

        The presence at the Shareholders Meeting, in person or by proxy, of two or more shareholders, holding more than 33 1/3% of the voting rights, will constitute a quorum. All ordinary shares represented in person or by proxy (including broker non-votes and shares that abstain or do not vote with respect to one or more of the matters to be voted upon) will be counted for purposes of determining whether a quorum exists.

        Joint holders of ordinary shares should note that, pursuant to Article 27.6 of the Company’s Amended and Restated Articles of Association, the right to vote at the Shareholders Meeting will be conferred exclusively upon the senior among the joint owners attending the Shareholders Meeting, in person or by proxy, and for this purpose, seniority will be determined by the order in which the names appear in the Company’s register of shareholders.

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        We expect to mail the Proxy Statement and the accompanying form of proxy attached hereto, to shareholders of record (as determined above) on or about January 4, 2008. All expenses of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, directors, officers, and employees of the Company, without receiving additional compensation, may solicit proxies by telephone, in person, or by other means. Brokerage firms, nominees, fiduciaries, and other custodians have been requested to forward proxy solicitation materials to the beneficial owners of ordinary shares of the Company held of record by such persons, and the Company will reimburse such brokerage, nominees, fiduciaries, and other custodians for reasonable out-of-pocket expense incurred by them in connection therewith.

        You are cordially invited to attend the Shareholders Meeting. Whether or not you plan to be present at the Shareholders Meeting and regardless of the number of ordinary shares you own, you are requested to complete and return the enclosed proxy, which is solicited by the Company’s Board of Directors, and mail it promptly in the accompanying envelope, so that your votes may be recorded. Under the Company’s Amended and Restated Articles of Association, your proxy must be received by 3:00 p.m., Israel time, on January 29, 2008, (two days prior to the Shareholders Meeting), to be counted for the Shareholders Meeting. If you are present at the Shareholders Meeting and desire to vote in person, you may revoke your appointment of proxy at the Shareholders Meeting so that you may vote your shares personally.

By Order of the Board of Directors, By: /s/ Yuval Cohen —————————————— Yuval Cohen Chairman of the Board of Directors

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NUR MACROPRINTERS LTD.
12 Abba Hillel Silver Street
Lod, Northern Industrial Park
Israel

PROXY STATEMENT FOR AN ANNUAL MEETING OF SHAREHOLDERS
To be held on January 31, 2008
3:00 p.m.

        The annual meeting of shareholders of NUR Macroprinters Ltd. will be held on January 31, 2008 at our offices, located at 12 Abba Hillel Silver Street, Lod, Northern Industrial Park, Israel, at 3:00 p.m., Israel time (the “Shareholders Meeting”), for the purposes set forth in the Company’s Notice of Annual Meeting of Shareholders. The enclosed form of proxy is solicited by our Board of Directors for use at the Shareholders Meeting and at any adjournments of the Shareholders Meeting.

        The proxy materials are being mailed to shareholders as of December 28, 2007 on or about January 4, 2008.

        A form of proxy for use at the Shareholders Meeting and a return envelope for the proxy are enclosed. Upon the receipt of a properly signed and dated proxy in the form enclosed, which is received in time and not revoked prior to the Shareholders Meeting, Mr. David Reis, our President and Chief Executive Officer and Mr. Yosef Zylberberg, our Chief Operating Officer and Chief Financial Officer, or either one of them, will vote, as proxy, the ordinary shares represented thereby at the Shareholders Meeting in accordance with the instructions indicated on the proxy, or, if no direction is indicated, in accordance with the recommendation of the Board of Directors of the Company. In accordance with the Company’s Amended and Restated Articles of Association, your proxy must be received by the Company by 3:00 p.m., Israel time, on January 29, 2008 (two days prior to the date of the Shareholders Meeting) in order to be counted at the Shareholders Meeting. The Company knows of no other matters to be submitted at the Shareholders Meeting other than as specified in the Notice of Annual Meeting of Shareholders included with this Proxy Statement. If any other business is properly brought before the Shareholders Meeting, it is the intention of the person named as proxy to vote in respect thereof in accordance with his best judgment.

        The proxy may be revoked at any time prior to its exercise by notice in writing to the Company, delivered at the Company’s address above, indicating that its/his/her proxy is revoked, or by submitting another proxy with a later date, or by attending the Shareholders Meeting and voting in person after requesting that the proxy submitted be revoked (shareholders who aren’t registered directly with the Company’s transfer agent, Continental Stock Transfer & Trust Company of New York, New York, must present a legal proxy from their broker, bank or other nominee, in order to vote in person at the Shareholders Meeting).

PRINCIPAL SHAREHOLDERS

        The following table sets forth information regarding the beneficial ownership of NUR’s ordinary shares, by each person known by NUR, to the best of its knowledge, to be the beneficial owner of more than 5% of our ordinary shares, as of December 10, 2007. Each of our shareholders has identical voting rights with respect to its shares.

        To our knowledge, except as otherwise indicated in the footnotes to this table, each shareholder in the table has sole voting and investment power for the ordinary shares shown as beneficially owned by them.

	Ordinary Shares Beneficially Owned(1)	Percentage of Ordinary Shares Beneficially Owned

Fortissimo Entities (2)	44,999,999	48.92%
Kanir Joint Investments (2005) Limited
Partnership (3)	15,000,001	18.96%
Dan and Edna Purjes (4)(5)	8,153,617	10.70%
Meitav Entities (6)	5,375,091	7.30%
Old Lane Luxemburg Master Fund S.a.r.l (7)	4,814,815	6.52%
Bank Hapoalim B.M (8)	4,908,396	6.32%
Directors and Executive Officers, as a group (9)	3,564,273	4.67%

(1)	As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from December 10, 2007 through the exercise of any option or warrant. Ordinary shares issuable upon exercise of options or warrants held by a beneficial owner that are currently exercisable or exercisable within 60 days of the date of calculation are deemed outstanding for computing the ownership percentage of such person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based on a total of 72,695,505 ordinary shares outstanding as of December 10, 2007.
(2)	According to information provided by the holders, the “Fortissimo Entities” consist of Fortissimo Capital Fund GP, LP (“FCF-GP”), Fortissimo Capital Fund (Israel), LP (“FCF-Israel”), Fortissimo Capital Fund (Israel-DP), LP (“FCF-Israel-DP”), and Fortissimo Capital Fund, LP (“FCF Cayman”). FCF-GP and FCF Cayman are limited partnerships incorporated in the Cayman Islands. FCF-Israel and FCF-Israel-DP are limited partnerships incorporated in Israel. FCF-Israel, FCF-Israel-DP and FCF Cayman invest together, in the framework of parallel private equity funds, which are managed by FCF GP. The holdings of the Fortissimo Entities consist of 40,237,488 ordinary shares (including 17,244,638 ordinary shares issuable upon exercise of warrants) beneficially held by FCF-Israel, 3,586,229 ordinary shares (including 1,536,955 ordinary shares issuable upon exercise of warrants) beneficially held by FCF-Israel-DP and 1,176,282 ordinary shares (including 504,121 ordinary shares issuable upon exercise of warrants) beneficially held by FCF Cayman. In October 2005, the Fortissimo Entities and Kanir Joint Investments (2005) Limited Partnership (“Kanir”) entered into a shareholders agreement. Pursuant to Rule 13d-5(b)(1) of the Securities Exchange Act of 1934 (the “Exchange Act”) the Fortissimo Entities may, together with Kanir, be deemed to be members of a “Group” whose aggregate beneficial ownership consists of the shares held by the Fortissimo Entities and Kanir, or 60,000,000 in the aggregate, representing a beneficial ownership of 60.97% of the total outstanding shares. Each of the Fortissimo Entities disclaims beneficial ownership of the shares owned by Kanir.
(3)	According to information provided by the holder, Kanir is an Israeli limited partnership. The holdings of Kanir include 6,428,572 ordinary shares issuable upon exercise of warrants. In October 2005, the Fortissimo Entities and Kanir entered into a shareholders agreement. Pursuant to Rule 13d-5(b)(1) of the Exchange Act Kanir may, together with the Fortissimo Entities, be deemed to be members of a “Group” whose aggregate beneficial ownership consists of the shares held by the Fortissimo Entities and Kanir, or 60,000,000, in the aggregate, representing a beneficial ownership of 60.97% of the total outstanding shares. Kanir disclaims beneficial ownership of the shares owned by the Fortissimo Entities.

(4)	According to information provided by the holders, Dan and Edna Purjes beneficially own 8,153,617 ordinary shares. These holdings consist of 7,844,379 ordinary shares (including 3,331,731 ordinary shares issuable upon exercise of warrants) beneficially owned by Dan and Edna Purjes, 95,068 ordinary shares (including 14,423 ordinary shares issuable upon exercise of warrants) beneficially owned by Y Securities Limited and 214,170 ordinary shares (including 132,273 ordinary shares issuable upon exercise of warrants) beneficially owned by X Securities Limited. Pursuant to Rule 13d-5(b)(1) of the Exchange Act the holders may, together with The Purjes Foundation, First Purjes Descendants, LP and the Second Purjes Descendants, LP, be deemed to be members of a “Group” whose aggregate beneficial ownership consists of the shares owned by Dan and Edna Purjes and all such entities, or 8,438,821, in the aggregate, representing a beneficial ownership of 11.07% of the total outstanding shares. Based on information received from the holders, the holders do not posses voting or investment power over the shares held by The Purjes Foundation, First Purjes Descendants, LP and the Second Purjes Descendants, LP and disclaim beneficial ownership of such shares and the existence of a group between themselves and any of these entities.
(5)	According to a Voting Agreement between NUR and Dan Purjes dated January 23, 2005 (the “Voting Agreement”), Mr. Purjes and certain of his affiliates have granted to our Board of Directors or a nominee appointed by it voting control over the ordinary shares beneficially owned by them, coupled with an irrevocable proxy, and the Board of Directors or the nominee appointed by it will vote the shares in any meeting or actions of the shareholders and with respect to any matter submitted to the shareholders with the majority of votes of the other shareholders of NUR.
(6)	According to information provided by the holders, the “Meitav Entities” consist of Meitav Investment House Ltd. (“Meitav Investment”), Meitav Investment Management Ltd. (“Meitav Management”), Meitav Gemel Ltd. (“Meitav Gemel”), Meitav Mutual Fund Management (1982) Ltd. (“Meitav Mutual”), Meitav Pension Ltd. (“Meitav Pension”) and Meitav Underwriting Ltd. (“Meitav Underwriting”), all of which are Israeli companies, and of Michal and Avner Stepak. The 5,375,091 ordinary shares beneficially owned by the Meitav Entities consist of: (i) 845,000 ordinary shares (including 195,000 ordinary shares issuable upon exercise of warrants) held by Meitav Investment, (ii) 1,154,250 ordinary shares (including 146,250 ordinary shares issuable upon exercise of warrants) held by Meitav Management, (iii) 2,512,431 ordinary shares (including 555,561 ordinary shares issuable upon exercise of warrants) held by Meitav Gemel for the benefit of beneficiaries of various provident, severance and education funds it manages, (iv) 32,650 ordinary shares held by Meitav Mutual for the benefit of beneficiaries of various mutual funds it manages, (v) 40,000 ordinary shares held by Meitav Pension for the benefit of beneficiaries of various pension funds it manages, (vi) 550,000 ordinary shares held by Meitav Underwriting and (vii) 240,760 ordinary shares (including 55,560 ordinary shares issuable upon conversion of warrants) held by Michal and Avner Stepak. Meitav Pension, Meitav Gemel, Meitav Mutual and Meitav Management are wholly owned subsidiaries of Meitav Investment and Meitav Underwriting is a majority-owned subsidiary of Meitav Management. Avner Stepak is the son of Zvi Stepak, a controlling shareholder of Meitav Investment, and the vice president of business development of Meitav Investment. Pursuant to Rule 13d-5(b)(1) of the Exchange Act, the Meitav Entities may be deemed to be members of a “Group” with one another. The ordinary shares held by Meitav Gemel, Meitav Mutual and Meitav Pension are held for the benefit of the beneficiaries of such funds and the Meitav Entities disclaim beneficial ownership of such shares. Each of the Meitav Entities, other than Meitav Investment, disclaims beneficial ownership of the ordinary shares held by the other Meitav Entities, except to the extent of their pecuniary interest therein.
(7)	According to information provided by the holder, Old Lane Luxemburg Master Fund S.a.r.l (“Old Lane”) is a private company registered in Luxemburg. The 4,814,815 ordinary shares held by Old Lane are held for the benefit of its shareholders as follows: (i) 2,869,630 ordinary shares (including 662,222 ordinary shares issuable upon exercise of warrants) held for the benefit of Old Lane Cayman Master Fund L.P., a limited partnership registered in the Cayman Islands (“Old Lane Cayman”), (ii) 813,704 ordinary shares (including 187,778 ordinary shares issuable upon exercise of warrants) held in for the benefit of Old Lane HMA Master Fund, L.P., a limited partnership registered in the Cayman Islands (“Old Lane HMA”) and (iii) 1,131,481 ordinary shares (including 261,111 ordinary shares issuable upon exercise of warrants) held for the benefit of Old Lane U.S. Master Fund L.P., a limited partnership registered in Delaware, USA (“Old Lane US” and, together with Old Lane Cayman and Old Lane HMA, the “Old Lane Entities”). Old Lane disclaims beneficial ownership of the shares held for the benefit of the Old Lane Entities.

(8)	According to information provided by the holder, Bank Hapoalim is an Israeli publicly traded company. The holdings of Bank Hapoalim consist of warrants to purchase 4,908,396 ordinary shares exercisable within 60 days.
(9)	By virtue of his position as the sole shareholder and director of the general partner in FCF-GP, Mr. Yuval Cohen, the Chairman of our Board of Directors and a director nominee, may be deemed to beneficially own the ordinary shares and ordinary shares underlying warrants of NUR held by the Fortissimo Entities. By virtue of his position as a shareholder and director of the general partner in Kanir, and a limited partner in Kanir, Hemi Raphael, a member of our Board of Directors and a director nominee, may be deemed to beneficially own the ordinary shares and ordinary shares underlying warrants of NUR held by Kanir. The number reported in the table does not include unvested options held by members of our senior management that are expected to become fully vested following the closing of the sale of the Company’s business to Hewlett-Packard as contemplated by an agreement entered into by the Company and Hewlett-Packard Company on December 9, 2007.

MATTERS SUBMITTED TO SHAREHOLDERS

ITEM 1

ELECTION OF DIRECTORS

Background

        At the Shareholders Meeting, the shareholders will elect directors to serve on the Board of Directors. Our Amended and Restated Articles of Association provide for a Board of Directors consisting of not less than four and no more than twelve members, as may be determined from time to time at a general meeting of our shareholders. The directors (other than the external directors) are elected annually at the Company’s annual meeting of shareholders and remain in office until the next annual meeting, unless a director has previously resigned, vacated his/her office, or was removed in accordance with the Company’s Amended and Restated Articles of Association. In addition, the Board of Directors may elect additional directors to the Board of Directors. Pursuant to the Israeli Companies Law, 1999 (the “Companies Law”), the two external directors of the Board of Directors serve for a period of three (3) years unless their office is vacated earlier in accordance with the Company’s then current articles of association and the Companies Law. The Board of Directors is currently composed of the following seven directors: Yuval Cohen, Eli Blatt, Shmoulik Barashi, Hemi Raphael, Oded Akselrod, Lauri A. Hanover and Alon Lumbroso. Yuval Cohen, Eli Blatt, Shmoulik Barashi, Hemi Raphael and Oded Akselrod are standing for reelection.

        The Company is unaware of any reason why any of the nominees, if elected, should be unable to serve as a member of the Board of Directors. If any of the nominees are unable to serve, David Reis and Yosef Zylberberg, the persons named in the proxy, or either one of them, will vote the shares represented thereby “FOR” the election of other nominees proposed by the Board of Directors. All nominees listed below have advised the Board of Directors that they intend to serve as members of the Board of Directors if elected.

        The following information is supplied with respect to each person nominated and recommended to be elected by our Board of Directors and is based upon our records and information furnished to the Board of Directors by the nominees.

        The nominees for directors are:

Name	Age	Position with the Company

Yuval Cohen(1)	45	Chairman of the Board and Director
Eli Blatt(1)	44	Director
Shmoulik Barashi	45	Director
Hemi Raphael	56	Director
Oded Akselrod(2)	61	Director

(1)	Member of the Company’s Stock Option & Compensation Committee.
(2)	Member of the Company’s Audit Committee.

        Yuval Cohen has served as a director of NUR since October 2005. Mr. Cohen is the Founding and Managing Partner of Fortissimo Capital Fund, which was established in January 2003. From February 2002 through January 2003, Mr. Cohen worked on the formation of Fortissimo and served on the boards of directors of several technology companies in Israel. From September 1997 through February 2002, Mr. Cohen was a General Partner at Jerusalem Venture Partners (JVP), an international venture capital firm with over $650 million under management. As a General Partner of JVP, Mr. Cohen co-led fundraising efforts, and was involved in all investment decisions and the management of various JVP portfolio companies. Mr. Cohen led the investment and served on the board of several JVP portfolio companies, including the following: Precise Software Solutions, Inc. (Nasdaq: PRSE, later sold to Veritas – Nasdaq:VRTS), T.sqware, Inc. (sold to Globespan, Inc., Nasdaq: GSPN), PowerDsine Ltd. (Nasdaq: PDSN), Sheer Networks (sold to Cisco, Nasdaq: CSCO) and XmPie (sold to Xerox, NYSE: XRX). From June 1996 through August 1997, Mr. Cohen was the Vice President of Marketing at VDOnet Corporation, a provider of software solutions for video over the Internet. From May 1995 through June 1996, Mr. Cohen served as the Vice President of Business Development at DSP Group, Inc. (Nasdaq: DSPG), a provider of DSP software and hardware solutions for communications and computer markets. From December 1991 through May 1995, Mr. Cohen served as the Manager of Business Development at Intel Capital at Intel Corporation (Nasdaq: INTC). Mr. Cohen is the Chairman of the board of directors of Telrad Networks Ltd. (“Telrad”), a telecommunication equipment provider, of Soda Club Enterprises N.V. (“Soda Club”), a manufacturer of home carbonation systems, and of Fortissimo Acquisition Corp., a special purpose acquisition corporation formed by Fortissimo, and is a director of Hadasit Bio-Holdings Ltd., a holding company of medical and biotech startup companies controlled by Hadassah Hospital in Israel and publicly traded on the Tel Aviv Stock Exchange. Mr. Cohen received an MBA from the Harvard Business School and a B.Sc. in Industrial Engineering from Tel Aviv University.

        Eli Blatt has served as a director of NUR since October 2005. Mr. Blatt joined Fortissimo as a partner in January 2005. Prior to joining Fortissimo, from March 1999 through December 2004, Mr. Blatt was the Chief Financial Officer and Vice President operations of Noosh, Inc., a supplier of cross-enterprise e-business software solutions. At Noosh, Mr. Blatt was responsible for the general management of Noosh’s Finance and Operations activities including the company’s M&A strategy and initiatives. From September 1997 through February 1999, Mr. Blatt was the Director of Operations at CheckPoint Software Technologies Inc., an Internet security company, where he was responsible for OEM operations, product licensing and customer service. From February 1995 through August 1997, Mr. Blatt served as the Operations Controller at Madge Networks (sold to Lucent). From September 1993 through January 1995, Mr. Blatt held Finance and Operations positions at Intel Corporation. Mr. Blatt serves on the boards of directors of Telrad, Fortissimo Acquisition Corp, Soda Club and RadView Software Ltd. (“RadView”; OTC BB:RDVWF), a provider of application testing software and services. Mr. Blatt received an MBA degree from Indiana University and a B.Sc. degree in Industrial Engineering from Tel Aviv University. Mr. Blatt also served as a fighter pilot in the Israeli air force.

        Shmoulik Barashi has served as a director of NUR since October 2005. Mr. Barashi joined Fortissimo as a partner in May 2005. From January 2001 through May 2005, Mr. Barashi served as a senior partner in BDO Ziv Haft, one of the five largest accounting firms in Israel. Ziv Haft is the Israeli representative office of the international accounting firm of BDO. At BDO, Mr. Barashi specialized in corporate finance, IPO’s, deal structuring, business consultancy, auditing and tax. From March 1993 through December 2000, Mr. Barashi managed his own accounting firm, which he later merged into BDO Ziv Haft. Mr. Barashi serves on the board of directors of Fortissimo Acquisition Corp and Soda Club. Mr. Barashi received an MBA from Hebrew University (specialty – finance) and an LLM from Bar Ilan University. Mr. Barashi is a certified public accountant in Israel.

        Hemi Raphael has served as a director of NUR since June 2006. Mr. Raphael is an entrepreneur and a businessman involved in various real estate and financial investments. Prior thereto, from 1984 to 1994, Mr. Raphael was a partner at the law firm of Goldberg Raphael & Co. Mr. Raphael also serves as a director of Cargal Ltd. since May 2004, Cargal Flexible Packaging Ltd. since May 2005, Cargal Corrugated Board Packaging Ltd. since December 2005, C.I.- Cardboard Industries Ltd. since May 2004, Adar M.F. Management Ltd. since November 2005, Plasto-Sac Ltd. (TASE: PLSK) since June 2007 and Oristan Ireland Ltd. since April 2006. Mr. Raphael holds an LLB degree from the School of Law at the Hebrew University of Jerusalem and he is a member of the Israeli Bar Association and the California Bar Association.

        Oded Akselrod has served as a director of NUR since February 2002. Mr. Akselrod is the Israeli representative of Plainfield Assets Management, a U.S. investment fund. He was the general manager of the Investment Corp. of United Mizrahi Bank Ltd., a wholly owned subsidiary of United Mizrahi Bank Ltd. that was merged into United Mizrahi Bank Ltd. on October 2004. Prior to joining the Investment Corp. of United Mizrahi Bank, from 1994 to 1997, Mr. Akselrod held the position of general manager of Apex-Leumi Partners Ltd. as well as Investment Advisor of Israel Growth Fund. Prior thereto, from 1991 to 1994, Mr. Akselrod served as general manager of Leumi & Co. Investment Bankers Ltd. Mr. Akselrod began his career in various managerial positions in the Bank Leumi Group including member of the management team of Bank Leumi, deputy head of the international division, head of the commercial lending department of the banking division, member of all credit committees at the Bank, assistant to Bank Leumi’s CEO and head of international lending division of Bank Leumi Trust Company of New York. Mr. Akselrod holds a Bachelor’s degree in Agriculture Economics from Hebrew University, Jerusalem and an MBA degree from Tel Aviv University. Mr. Akselrod is also a director of Gadish Global Ltd., Gadish Investments in Provident Funds Ltd., Gadish Global Financial Services (2007) Ltd and Shalag Industries Ltd.

        Additionally, we have two external directors serving on our Board of Directors (whose terms expire in November 2009):

        Lauri A. Hanover has served as an external director of NUR since November 2003. Ms. Hanover was the senior vice president and chief financial officer of Lumenis Ltd. from 2004 through October 2007. Prior to that, she served as the corporate vice president and chief financial officer of NICE Systems Ltd. from 2000 to 2004. She previously served as executive vice president and chief financial officer of Sapiens International Corporation N.V., from 1997 to 2000.  From 1984 to 1997, Ms. Hanover served in a variety of financial management positions, including corporate controller at Scitex Corporation Ltd. and from 1981 to 1984 as financial analyst at Philip Morris Inc. (Altria).  Ms. Hanover holds a Bachelor’s degree in finance from the Wharton School of Business and a Bachelor-of-Arts degree from the College of Arts and Sciences, both of the University of Pennsylvania.  Ms. Hanover also holds a Master’s degree in business administration from New York University.  Ms. Hanover has served on the Board of Directors of Nova Measuring Instruments Ltd. since 2000. Ms. Hanover qualifies as an external director according to the Companies Law.

        Alon Lumbroso has served as an external director of NUR since November 2006. Mr. Lumbroso serves as the Chief Executive Officer of Larotec Ltd. since the end of 2005. Mr. Lumbroso previously served as Chief Executive Officer of Mindguard Ltd., from 2003 to 2004. From 2000 to 2003, Mr. Lumbroso served as the managing director of the European subsidiary of Creo, Inc. Prior to that, Mr. Lumbroso served in a various executive positions, including VP Operations, VP Marketing and managing director of the Asian Pacific subsidiary of Scitex Corporation. In his positions with Scitex Corporation and Creo, Mr. Lumbroso was responsible for sales, marketing and service of prepress and digital printing equipment, including wide format digital printers. Mr. Lumbroso serves as the Chairman of Bioexplorers Ltd. and as a director of Larotec Ltd. Mr. Lumbroso holds an MBA from Bar Ilan University and a B.Sc. in Industrial Engineering from Tel-Aviv University. Mr. Lumbroso qualifies as an external director according to the Companies Law.

        Salaries, fees, commissions and bonuses paid with respect to all of our directors and senior management as a group (including the directors and members of our senior management who left during 2006 and 2007) in the fiscal year ended December 31, 2006 was $2.6 million, out of which an amount of $0.1 million was related to pension, retirement and other similar benefits.

Proposal

        At the Shareholders Meeting, the Board of Directors will propose that the following resolution be adopted:

        “RESOLVED, to elect each of Yuval Cohen, Eli Blatt, Shmoulik Barashi, Hemi Raphael and Oded Akselrod, as directors of the Company to hold office until the next annual meeting of the Company’s shareholders and until their respective successors are duly elected and qualified.”

        Upon the receipt of a properly signed and dated proxy and unless otherwise instructed in the proxy, either of the persons named in the enclosed proxy will vote the shares represented thereby “FOR” the above-mentioned proposal.

ITEM 2

REAPPOINTMENT OF INDEPENDENT AUDITORS

Background

        Shareholders will be asked to reappoint Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent auditors for the year ending December 31, 2007 and to authorize the Board of Directors, following the approval of the Audit Committee, to approve their fees in accordance with the volume and nature of their services. Kost Forer Gabbay & Kasierer have been our independent auditors since 1995.

        The following table sets forth the fees paid by the Company and its subsidiaries to Ernst & Young during 2005 and 2006:

	(in thousands of U.S. dollars)
	2005	2006

Audit Fees(1)	$313	$263
Audit-Related Fees	-	-
Tax Fees(2)	$207	$74
All Other Fees	-	-

Total	$520	$337

(1)	Professional services rendered by our independent auditor for the audit of our annual financial statements or services that are normally provided by the accountants in connection with statutory and regulatory filings or engagements.
(2)	Professional services rendered by our independent registered public accounting firm for international and local tax compliance and tax advice services, including approved enterprise issues and transfer pricing.

Proposal

        At the Shareholders Meeting, the Board of Directors will propose that the following resolution be adopted:

        “RESOLVED, to reappoint Kost Forer Gabbay & Kasierer (a member of Ernst & Young Global) as the independent auditors of the Company for the fiscal year ended December 31, 2007, and until the next annual meeting of shareholders, and that the Board of Directors, with the approval of the Audit Committee, be, and it hereby is, authorized to approve the payment of fees of said independent auditors, considering the volume and nature of their services.”

        Upon the receipt of a properly signed and dated proxy and unless otherwise instructed in the proxy, either of the persons named in the enclosed proxy will vote the shares represented thereby “FOR” the above-mentioned proposal.

ITEM 3

EXTENSION OF TERM OF 1998 SHARE OPTION PLAN FOR NON-EMPLOYEE DIRECTORS

Background

        In 1998, the Company approved the 1998 Share Option Plan for Non-Employee Directors (the “Plan”) to provide for grants of options to purchase ordinary shares to non-employee directors of NUR. The Plan, as amended, is administered, subject to Board approval, by the Non-Employee Director Share Option Committee.

        Under the Plan, each non-employee director that served on the 1998 “Grant Date,” as defined below, automatically received an option to purchase 10,000 ordinary shares on such Grant Date and will receive an option to purchase an additional 10,000 ordinary shares on each subsequent Grant Date thereafter, provided that he or she is a non-employee director on the Grant Date and has remained a non-employee director for the entire period since the previous Grant Date. The “Grant Date” means, with respect to 1998, October 26, 1998, and with respect to each subsequent year, August 1 of such year. Directors first elected or appointed after the 1998 Grant Date, will automatically receive on their first day as a directors an option to purchase up to 10,000 ordinary shares prorated based on the number of full months of service between the prior Grant Date and the next Grant Date. Each such non-employee director would also automatically receive, as of each subsequent Grant Date, an option to purchase 10,000 ordinary shares provided that he or she is a non-employee director on the Grant Date and has served as a non-employee director for the entire period since the previous Grant Date.

        The exercise price of the option shares under the Plan is 100% of the fair market value of such ordinary shares at the applicable Grant Date. The fair market value means, as of any date, the average closing bid and sale prices of the ordinary shares for the date in question as furnished by the National Association of Securities Dealers, Inc. through Nasdaq or any similar organization if Nasdaq is no longer reporting such information, or such other market on which the ordinary shares are then traded, or if not then traded, as determined in good faith (using customary valuation methods) by resolution of the members of the Board of Directors of NUR, based on the best information available to it. The exercise price is required to be paid in cash.

        The term of each option granted under the Plan is ten years from the applicable date of grant. All options granted vest immediately upon the date of grant.

        Pursuant to Section 8.2 of the Plan, the Plan will expire on December 8, 2008 (ten years following its adoption), unless earlier terminated by the Board.

        The aggregate number of shares currently reserved for issuance under the Plan is 750,000 and the aggregate number of shares underlying options granted and outstanding as of December 10, 2007 was 120,001.

        In order to allow the Company to continue to use the Plan and grant options to current and future non-employee directors, the Audit Committee and Board of Directors have adopted, subject to the approval of the shareholders, an amendment to the Plan extending its term for an additional ten-year period.

Proposal

        At the Shareholders Meeting, the Board of Directors will propose that the following resolution be adopted:

        “RESOLVED, to amend Section 8.2 of the Company’s 1998 Share Option Plan for Non-Employee Directors (the “Plan”) to provide for an extension of the term of the Plan for an additional ten-year period, so that the Plan will expire, unless terminated earlier by the Board, on December 8, 2018.”

        Upon the receipt of a properly signed and dated proxy and unless otherwise instructed in the proxy, either of the persons named in the enclosed proxy will vote the shares represented thereby “FOR” the above-mentioned proposal.

ITEM 4

CHANGE OF COMPANY’S NAME

Background

        On December 7, 2007, the Company entered into a definitive agreement for the sale of the Company’s business to Hewlett-Packard Company (the “Transaction”). As part of the terms of the Transaction, the Company agreed to cease using all trademarks connected to the Company’s business commencing at the closing of the Transaction and to, within 90 days following the closing of the Transaction, cease to do business under a corporate name that incorporates the transferred trademarks. The closing of the Transaction is subject to fulfillment of various closing conditions. Please see “Item 6 – Report with respect to the Sale of the Company’s Business to Hewlett-Packard Company” for more information regarding the Transaction.

        Changing our name requires an amendment to our Articles of Association and Memorandum.

        The Company’s Board of Directors has chosen to change the Company’s name to “Orana Corporation Ltd.”, subject to applicable law and regulations. In the event that for regulatory or other reasons the name “Orana Corporation Ltd.” is not approved or feasible, if this proposal is authorized, the Board of Directors will be authorized to select a new company name.

        At the Meeting, the shareholders will be asked to approve, subject to and effective immediately following the closing of the Transaction, the amendment to the Company’s Articles of Association and Memorandum of Association changing the Company’s name. If so approved by the shareholders, the Company will amend its Articles and Memorandum of Association following the closing of the Transaction.

Required Vote

        Pursuant to Section 24(1) of the Companies Law, the approval of this proposal requires the affirmative vote of 75% of the ordinary shares of the Company voted in person or by proxy at the Shareholders Meeting.

Proposal

        At the Shareholders Meeting, the Board of Directors will propose that the following resolution be adopted:

        “RESOLVED, that the name of the Company shall, subject to and following the closing of the sale of the Company’s business to Hewlett-Packard Company, be changed to:

        [Name in Hebrew appears here]

        Orana Corporation Ltd.

        or, if not feasible, such other name selected and approved by the Board of Directors, and that the Company’s Articles and Memorandum of Association be amended accordingly.”

        Upon the receipt of a properly signed and dated proxy and unless otherwise instructed in the proxy, either of the persons named in the enclosed proxy will vote the shares represented thereby “FOR” the above-mentioned proposal.

ITEM 5

PROCUREMENT OF A “RUNOFF” INSURANCE POLICY FOR THE COMPANY’S
DIRECTORS AND OFFICERS

Background

        As required pursuant to the Companies Law, the Company’s shareholders have in the past approved the procurement and maintenance of directors and officers liability insurance. In connection with the Transaction, and in addition to the ongoing directors and officers liability insurance maintained by the Company, the Audit Committee and Board of Directors approved, subject to shareholders approval, the procurement of a “Runoff” insurance policy for the Company’s directors and officers and/or directors and officers of the Company’s subsidiaries, including those serving at the time of the signing and closing of the Transaction (the “Runoff Policy”). The Runoff Policy will provide insurance coverage, commencing upon closing of the Transaction, for at least a seven-year term for wrongful acts by covered directors and officers prior to the closing of the Transaction. The Runoff Policy also will cover claims made by shareholders in respect of alleged wrongful acts of the Company. The Runoff Policy will provide that in the event of loss arising from a covered claim for which payment is due under the provisions of the Runoff Policy both to the Company and to any of the insured directors and officers, the order of payments will provide that any insured directors and officers will be paid up to the maximum coverage amount, and only then the Company will be paid any amounts due to it under the Runoff Policy.

        The Runoff Policy will require a one-time premium payment of up to US$275,000, will be in effect for at least a seven-year period commencing with the closing of the Transaction and will provide coverage for a limit of liability of US$10 million per occurrence and in the aggregate for the insurance period.

        At the Shareholders Meeting, the shareholders will be asked to approve, subject to and following the closing of the Transaction, the procurement of a “Runoff” directors and officers liability insurance.

Required Vote

        Pursuant to Sections 270(3) and 273 of the Companies Law, the approval of this proposal requires the approval of the Company’s Audit Committee, Board of Directors and the affirmative vote of a majority of the ordinary shares of the Company voted in person or by proxy at the Shareholders Meeting.

        Mr. Yuval Cohen, our Chairman of the Board and a director nominee, and Mr. Hemi Raphael a member of our Board of Directors and a director nominee, are each deemed to be “controlling shareholders” of the Company for purposes of Section 268 of the Companies Law due to the Voting Agreement between the Fortissimo Entities and Kanir and to their positions with such entities. Therefore, pursuant to Sections 270(4) and 275 of the Companies Law, the approval of this proposal by the Shareholders Meeting with respect to Messrs. Cohen and Raphael is also required to satisfy at least one of the following conditions: (i) the shares voting in favor of the matter include at least one-third of the shares voted by shareholders who do not have a personal interest in the matter or (ii) the total number of shares voted against the matter does not exceed 1% of the Company’s outstanding voting rights.

        Pursuant to Section 276 of the Companies Law, all shareholders are asked to indicate on the enclosed proxy card whether or not they have a personal interest in the approval of this proposal. Under the Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of any member of the shareholder’s immediate family (or spouses thereof) or a personal interest of a company with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or has the right to appoint a director or the chief executive officer and (ii) excludes an interest arising solely from the ownership of shares in the Company. The Fortissimo Entities and Kanir both have a “personal interest” in the approval of this proposal with respect to Messrs. Cohen and Raphael.

Proposal

        At the Shareholders Meeting, the Board of Directors will propose that the following resolution be adopted:

        “RESOLVED, that, subject to the closing of the Transaction, the Company procure a directors and officers liability insurance policy with a coverage amount of US$10 million that will be in effect for a period of at least seven years from the date of closing of the Transaction, will apply to obligations and liabilities of the Company’s directors and officers who served in office in the Company and/or in the Company’s subsidiaries, before the date of closing of the Transaction for any wrongful acts that preceded such date, all this being subject to the conditions of the current directors and officers liability insurance policy and its exclusions, and that the terms of such policy may provide that any natural person insured thereunder will have access to any compensation available under the policy before the Company.”

        Upon the receipt of a properly signed and dated proxy and unless otherwise instructed in the proxy, either of the persons named in the enclosed proxy will vote the shares represented thereby “FOR” the above-mentioned proposal.

ITEM 6

REPORT WITH RESPECT TO THE SALE OF THE COMPANY’S BUSINESS TO
HEWLETT-PACKARD COMPANY

Background

        On December 9, 2007, the Company entered into a definitive agreement with Hewlett-Packard Company (“HP”), under which HP will acquire substantially all the assets of the Company for $117.5 in cash on a cash free and debt free basis.

        Under the terms of the agreement HP will pay $117.5 million in cash to the Company, of which $14.5 million will be held in an indemnity escrow account ($9.5 million for 18 months and $5 million for 24 months). The Company will retain approximately $5.5 million in cash and will use approximately $20.8 million of the proceeds to repay the Company’s loans to its lender banks. The Company has also retained several additional assets and liabilities and is evaluating the tax consequences of the transaction.

        The closing of the Transaction is subject to certain regulatory approvals and other customary closing conditions. The Transaction is intended to be completed as soon as all required approvals have been obtained.

        The Transaction was approved by the Company’s Audit Committee and Board of Directors.

        The Company’s Board of Directors has not yet determined, and may not determine prior to the Shareholders Meeting, the future plans of the Company following consummation of the Transaction, including, without limitation, whether to distribute the proceeds from the Transaction to shareholders, the timing of any such distributions and/or whether to operate and/or acquire any business following the sale of the Company’s current business in the Transaction. If the Company’s Board of Directors shall convene prior to the date of the Shareholders Meeting and make any such determinations, these determinations will be appropriately publicized by the Company prior to and at the meeting.

        The general terms of the Transaction will be presented at the Shareholders Meeting.

This item will not involve a vote of the shareholders.

ITEM 7

CONSIDERATION OF THE ANNUAL FINANCIAL STATEMENTS

Background

        As required by the Companies Law, the Company’s independent auditors’ report and audited consolidated financial statements for the fiscal year ended December 31, 2006, will be presented for discussion at the Shareholders Meeting.

        The Company’s audited financial statements for the year ended December 31, 2006 are included in the Company’s Annual Report on Form 20-F, which was filed with the Securities and Exchange Commission (SEC) on June 29, 2007. The Annual Report is also available on the Company’s website at http://www.nur.com. You may read and copy this report without charge at the SEC’s public reference room at 100 F Street, N.W., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The Company’s SEC reports are also available to the public at the SEC’s website at http://www.sec.gov.

This item will not involve a vote of the shareholders.

PROPOSALS OF SHAREHOLDERS

        Any shareholder of the Company who intends to present a proposal at the Shareholders Meeting must satisfy the requirements of the Companies Law in order to have a proposal presented at the Shareholders Meeting. Under the Companies Law, only shareholders who severally or jointly hold at least one percent (1%) of the Company’s outstanding voting rights are entitled to request that the Board of Directors include a proposal, in a future shareholders’ meeting, provided that such proposal is appropriate to be discussed in such meeting.

OTHER BUSINESS

        The Board of Directors is not aware of any other matters that may be presented at the Shareholders Meeting other than those mentioned in the attached Company’s Notice of Annual Meeting of Shareholders. If any other matters do properly come before the Shareholders Meeting, it is intended that David Reis and Yosef Zylberberg, the persons named as proxies, or either one of them, will vote, pursuant to his discretionary authority, according to his best judgment, in the interest of the Company.

By Order of the Board of Directors, By: /s/ Yuval Cohen —————————————— Yuval Cohen Chairman of the Board of Directors

Lod, Israel
Date: January 3, 2008